

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2023

Yinan Hu
Chief Executive Officer
Fanhua Inc.
60/F, Pearl River Tower
No. 15 West Zhujiang Road
Guangzhou, Guangdong 510623
People's Republic of China

      Re: Fanhua Inc.
            Annual Report on Form 20-F
            Filed April 25, 2023
            File No. 001-33768

Dear Yinan Hu:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                   Sincerely,

                   Division of Corporation Finance
                   Office of Finance

cc: Alice Tang, Esq.